Exhibit 99.1

Mimecast Announces First Quarter 2017 Financial Results

•	Total revenue of $41.5 million grew 24% yoy on a GAAP basis and 32% in constant currency

•	Added 1,900 new customers. Total customers 19,900 globally

•	Revenue retention rate of 110%

•	Gross profit percentage of 73%

•	GAAP EPS of $0.00 per basic and diluted share, Non-GAAP EPS of $0.04

•	Increasing FY 2017 constant currency revenue growth guidance and establishing a FY 2017 guidance range for Adjusted EBITDA

Watertown, MA - August 8, 2016 (GLOBE NEWSWIRE) Mimecast Limited (NASDAQ: MIME), a leading email and data security company, today announced financial results for the first quarter ended June 30, 2016.

“We are very pleased with our first quarter results,” stated Peter Bauer, CEO of Mimecast. “Organizations of all sizes across the globe are turning to Mimecast to fortify their cyber resilience, protecting employees, data and operations.”

“Mimecast performed well across our key metrics and delivered strong growth in the quarter,” said Peter Campbell, CFO of Mimecast. “We are especially pleased with new customer growth which outpaced our expectations. Our strong customer retention, track record of upselling and over 95% recurring revenue model, combined with the strength we are seeing in new customer additions will benefit our full year revenue growth.”

First Quarter 2017 Financial Highlights

•	Revenue: Revenue on a constant currency basis increased 32% compared to the first quarter of 2016. GAAP Revenue for the first quarter of 2017 was $41.5 million, an increase of 24% compared to the $33.3 million of revenue recognized in the first quarter of 2016.

•	Customers: Added 1,900 net new customers in the first quarter of 2017. We now serve over 19,900 organizations globally.

•	Revenue Retention Rate: Revenue retention rate was 110% in the first quarter of 2017, an increase from the 109% recognized in the prior quarter and up from the 108% in the first quarter of 2016.

•	Gross Profit Percentage: Gross profit percentage was 73% for the first quarter of 2017, an increase over the 70% realized in the first quarter of 2016.

•	Adjusted EBITDA: Adjusted EBITDA was $1.9 million, representing an Adjusted EBITDA margin of 4.5% up from 1% in the prior quarter.

•	GAAP Net Income: GAAP net income was $0.2 million or $0.00 per basic and diluted share based on 54.3 million and 57.7 million weighted-average shares outstanding, respectively.

•	Non-GAAP Net Income: Non-GAAP net income was $2.3 million or $0.04 per share.

•	Cash and Free Cash Flow: Mimecast generated $3.7 million of free cash flow in the first quarter of 2017. Cash and cash equivalents as of June 30, 2016 were $108.7 million.

Reconciliations of the non-GAAP financial measures provided in this press release to their most directly comparable GAAP financial measures are provided in the financial tables included at the end of this press release. An explanation of these measures and how they are calculated is also included below under the heading “Non-GAAP Financial Measures.”

First Quarter Business Highlights

•	Mimecast added 1,900 customers in the first quarter, the majority of which were in the United States, our fastest growing region.

•	Sales of Targeted Threat Protection increased during the first quarter, with more than 1,200 new customers purchasing the service. A total of 23% of our customers are now using Targeted Threat Protection.

•	A total of 16% of customers are using Mimecast in conjunction with Microsoft® Office 365™ during the first quarter compared to 14% in the fourth quarter of fiscal 2016. Office 365™ continues to be a growth driver for the Company. More than 660 new and existing customers of all sizes chose Mimecast to enhance the security, the archive, or to provide uptime assurance for their Office 365 subscriptions.

•	We launched Mimecast Administrative Console V4.0, a significant upgrade that provides IT professionals an enhanced unified view across all Mimecast services.

•	Mimecast joined the Coalition for Cybersecurity Policy, bringing deep email security and cyber resilience expertise. Launched in February 2016, the Coalition has led a call-to-arms for fighting against an increasingly pervasive cyberattack landscape.

Business Outlook

Mimecast is providing guidance for the second quarter and full year 2017.

Second Quarter 2017 Guidance:

For the second quarter of 2017 constant currency revenue growth is expected to be in the range of 30% and 32% and revenue in the range of $41.5 million and $41.9 million. Exchange rates have weakened in the period, primarily due to the strengthening of the US dollar compared to British Pound in the same period in the prior year. Fluctuations in these rates have impacted our revenue guidance by $2.8 million. Approximately $0.5 million of this impact relates to the translation of South African Rand based revenue and $2.3 million relates to British Pound based revenue. We believe that constant currency revenue growth is a useful way to measure the underlying strength of our business as it excludes these short term fluctuations. Adjusted EBITDA is expected to be in the range of $1.6 to $2.4 million.

Full Year 2017 Guidance:

For the full year 2017 constant currency revenue growth is expected to be in the range of 29% to 31% and revenue to be in the range of $172.0 million to $175.6 million. Foreign exchange rate fluctuations are impacting this guidance by $7.8 million of which $0.9 million relates to the South African Rand and $6.9 million relates to the British Pound. Adjusted EBITDA is expected to be in the range of $9.0 to $11.0 million.

GAAP net income (loss) is the most comparable GAAP measure to Adjusted EBITDA. Adjusted EBITDA differs from GAAP net income (loss) in that it excludes depreciation and amortization, share-based compensation expense, interest income and interest expense, the provision for income taxes and foreign exchange income (expense). Mimecast is unable to predict with reasonable certainty the ultimate outcome of these exclusions without unreasonable effort. Therefore, Mimecast has not provided guidance for GAAP net income (loss) or a reconciliation of the foregoing forward-looking Adjusted EBITDA guidance to GAAP net income (loss).

Conference Call and Webcast Information

Mimecast will host a conference call to discuss these financial results for investors and analysts at 5:00 pm EDT (UTC-05:00) on August 8, 2016. To access the conference call, dial (844) 815-2878 for the U.S. and Canada and (615) 800-6885 for international callers and enter conference ID #46077901. The call will also be webcast live on the investor relations section of the Company’s website at http://investors.mimecast.com. An audio replay of the call will be available two hours after the live call ends by dialing (855) 859-2056 for U.S. and Canada or (404) 537-3406 for international callers, and entering passcode #46077901. In addition, an archive of the webcast will be available on the investor relations section of the company’s website at http://investors.mimecast.com.

About Mimecast Limited

Mimecast Limited (NASDAQ: MIME) makes business email and data safer for more than 19,900 customers and millions of employees worldwide. Founded in 2003, the Company’s next-generation cloud-based security, archiving and continuity services protect email, and deliver comprehensive email risk management in a single, fully-integrated subscription service. Mimecast reduces email risk and the complexity and cost of managing the array of point solutions traditionally used to protect email and its data. For customers that have migrated to cloud services like Microsoft® Office 365™, Mimecast mitigates single vendor exposure by strengthening security coverage, combating downtime and improving archiving.

Safe Harbor for Forward-Looking Statements

Statements in this press release regarding management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects, including, without limitation, the statements relating to Mimecast’s future financial performance on both a GAAP and non-GAAP basis under the heading “Business Outlook” above, may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including statements containing the words “predicts,” “plan,” “expects,” “anticipates,” “believes,” “goal,” “target,” “estimate,” “potential,” “may,” “might,” “could,” “see,” “seek,” “forecast,” and similar words. Mimecast intends all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors including those risks, uncertainties and factors detailed in Mimecast’s filings with the Securities and Exchange Commission. As a result of such risks, uncertainties and factors, Mimecast’s actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. Mimecast is providing the information in this press release as of this date and assumes no obligations to update the information included in this press release or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

We have provided in this release financial information that has not been prepared in accordance with GAAP. We use these non-GAAP financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to GAAP measures, in evaluating our ongoing operational performance. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Investors are encouraged to review the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures provided in the financial statement tables included below in this press release

Revenue Constant Currency Growth Rate. We believe revenue constant currency growth rate is a key indicator of our operating results. We calculate revenue constant currency growth rate by translating revenue from entities reporting in foreign currencies into U.S. dollars using the comparable foreign currency exchange rates from the prior fiscal period. To determine projected revenue growth rates on a constant currency basis for first quarter and full year 2017, expected revenue from entities reporting in foreign currencies was translated into U.S. dollars using the comparable prior year period’s monthly average foreign currency exchange rates.

Adjusted EBITDA and Adjusted EBITDA margin. We believe that Adjusted EBITDA and Adjusted EBITDA margin are key indicators of our operating results. We define Adjusted EBITDA as net income (loss), adjusted to exclude: depreciation and amortization, share-based compensation expense, interest income and interest expense, the provision for income taxes and foreign exchange income (expense) predominantly related to the elimination of intercompany balances. We define Adjusted EBITDA margin as Adjusted EBITDA over revenue in the period.

Non-GAAP net income (loss). We define non-GAAP net income (loss) as net income (loss) less share-based compensation expense. We consider this non-GAAP financial measure to be a useful metric for management and investors because it excludes the effect of share-based compensation expense so that our management and investors can compare our recurring core business net results over multiple periods. There are a number of limitations related to the use of non-GAAP net income (loss) versus net income (loss) calculated in accordance with GAAP. For example, as noted above, non-GAAP net income (loss) excludes share-based compensation expense. In addition, the components of the costs that we exclude in our calculation of non-GAAP net income (loss) may differ from the components that our peer companies exclude when they report their non-GAAP results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from non-GAAP net income (loss) and evaluating non-GAAP net income (loss) together with net income (loss) calculated in accordance with GAAP.

Free cash flow. We define free cash flow as net cash provided by operating activities minus capital expenditures. We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business that, after the acquisition of property and equipment, can be used for strategic opportunities, including investing in our business, and strengthening the balance sheet. Analysis of free cash flow facilitates management’s comparisons of our operating results to competitors’ operating results. A limitation of using free cash flow versus the GAAP measure of net cash provided by operating activities as a means for evaluating our company is that free cash flow does not represent the total increase or decrease in the cash balance from operations for the period because it excludes cash used for capital expenditures during the period. Management compensates for this limitation by providing information about our capital expenditures on the face of the cash flow statement and in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources” section of our reports filed with the SEC.

MIMECAST LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

(unaudited)

	Three months ended June 30,
	2016	2015
Revenue	$41,460	$33,328
Cost of revenue	11,339	9,876

Gross profit	30,121	23,452

Operating expenses
Research and development	5,149	3,530
Sales and marketing	21,463	13,121
General and administrative	6,456	4,691

Total operating expenses	33,068	21,342

(Loss) income from operations	(2,947)	2,110
Other income (expense)
Interest income	67	17
Interest expense	(107)	(177)
Foreign exchange income (expense)	4,096	(3,841)

Total other income (expense), net	4,056	(4,001)

Income (loss) before income taxes	1,109	(1,891)
Provision for income taxes	865	358

Net income (loss)	$244	$(2,249)

Net income (loss) available to ordinary shareholders - basic and diluted	$244	$(2,249)

Net income (loss) per ordinary share:
Basic	$0.00	$(0.07)
Diluted	$0.00	$(0.07)
Weighted-average number of ordinary shares outstanding:
Basic	54,287	33,066
Diluted	57,655	33,066

MIMECAST LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

(unaudited)

	At June 30,	At March 31,
	2016	2016
Assets
Current assets
Cash and cash equivalents	$108,658	$106,140
Accounts receivable, net	30,708	33,738
Prepaid expenses and other current assets	5,976	7,362

Total current assets	145,342	147,240

Property and equipment, net	28,971	24,806
Other assets	2,547	3,081

Total assets	$176,860	$175,127

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$6,234	$2,891
Accrued expenses and other current liabilities	15,067	15,110
Deferred revenue	60,433	60,889
Current portion of long-term debt	3,966	4,910

Total current liabilities	85,700	83,800

Deferred revenue, net of current portion	9,443	9,151
Long-term debt	1,296	1,981
Other non-current liabilities	2,047	2,121

Total liabilities	98,486	97,053

Contingencies

Shareholders’ equity
Ordinary shares, $0.012 par value, 300,000,000 shares authorized; 54,476,620 and 54,216,738 shares issued and outstanding at June 30, 2016 and March 31, 2016, respectively	654	651
Additional paid-in capital	172,553	169,037
Accumulated deficit	(88,332)	(88,576)
Accumulated other comprehensive loss	(6,501)	(3,038)

Total shareholders’ equity	78,374	78,074

Total liabilities and shareholders’ equity	$176,860	$175,127

MIMECAST LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Three months ended June 30,
	2016	2015
Operating activities
Net income (loss)	$244	$(2,249)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,764	2,536
Share-based compensation expense	2,043	843
Provision for doubtful accounts	20	25
Loss on disposal of fixed assets	2	3
Non-cash interest expense	25	27
Excess tax benefits related to exercise of share options	(466)	(289)
Unrealized currency (gain) loss on foreign denominated intercompany transactions	(3,817)	3,367
Changes in assets and liabilities:
Accounts receivable	2,128	1,949
Prepaid expenses and other current assets	1,496	1,524
Other assets	—	192
Accounts payable	1,993	(548)
Deferred revenue	2,450	1,152
Accrued expenses and other liabilities	425	(721)

Net cash provided by operating activities	9,307	7,811
Investing activities
Purchases of property and equipment	(5,586)	(4,769)

Net cash used in investing activities	(5,586)	(4,769)
Financing activities
Proceeds from exercises of share options	1,014	414
Excess tax benefits related to exercise of share options	466	289
Payments on debt	(1,293)	(1,373)

Net cash provided by (used in) financing activities	187	(670)
Effect of foreign exchange rates on cash	(1,390)	1,248

Net increase in cash and cash equivalents	2,518	3,620

Cash and cash equivalents at beginning of period	106,140	32,890

Cash and cash equivalents at end of period	$108,658	$36,510

Key Performance Indicators

In addition to traditional financial metrics, such as revenue and revenue growth trends, we monitor several other non-GAAP financial measures and non-financial metrics to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies. The key performance indicators that we monitor are as follows:

	Three months ended June 30,
	2016	2015
	(dollars in thousands)
Gross profit percentage	73%	70%
Revenue constant currency growth rate (1)	32%	32%
Revenue retention rate (2)	110%	108%
Total customers (3)	19,900	14,500
Adjusted EBITDA (1)	$1,860	$5,489

(1)	Adjusted EBITDA and revenue constant currency growth rates are non-GAAP measures. For a reconciliation of Adjusted EBITDA and revenue constant currency growth rates to the nearest comparable GAAP measures, see “Reconciliation of Non-GAAP Financial Measures” below.
(2)	We calculate our revenue retention rate by annualizing constant currency revenue recorded on the last day of the measurement period for only those customers in place throughout the entire measurement period. We include add-on, or upsell, revenue from additional employees and services purchased by existing customers. We divide the result by revenue on a constant currency basis on the first day of the measurement period for all customers in place at the beginning of the measurement period. The measurement period is the trailing twelve months. The revenue on a constant currency basis is based on the average exchange rates in effect during the respective period.
(3)	Reflects the customer count on the last day of the period rounded to the nearest hundred customers. We define a customer as an entity with an active subscription contract as of the measurement date. A customer is typically a parent company or, in a few cases, a significant subsidiary that works with us directly.

Reconciliation of Non-GAAP Financial Measures

	Three months ended June 30,
	2016	2015
	(dollars in thousands)
Reconciliation of Revenue Constant Currency Growth Rate:
Revenue, as reported	$41,460	$33,328
Revenue year-over-year growth rate, as reported	24%	24%
Estimated impact of foreign currency fluctuations	8%	8%
Revenue constant currency growth rate	32%	32%

The following table presents a reconciliation of net income (loss) to Adjusted EBITDA:

	Three months ended June 30,
	2016	2015
	(in thousands)
Reconciliation of Adjusted EBITDA:
Net income (loss)	$244	$(2,249)
Depreciation and amortization	2,764	2,536
Interest expense, net	40	160
Provision for income taxes	865	358
Share-based compensation expense	2,043	843
Foreign exchange (income) expense	(4,096)	3,841

Adjusted EBITDA	$1,860	$5,489

The following table presents a reconciliation of Net income (loss) to Non-GAAP net income (loss) (in thousands, except per share amounts):

	Three months ended June 30,
	2016	2015
Reconciliation of Non-GAAP Net Income (Loss):
Net income (loss)	$244	$(2,249)
Share-based compensation expense	2,043	843

Non-GAAP net income (loss)	$2,287	$(1,406)

Non-GAAP net income (loss) per ordinary share - basic	$0.04	$(0.04)

Weighted-average number of ordinary shares used in computing Non-GAAP net income (loss) per ordinary share - basic	54,287	33,066

The following table presents a reconciliation of Net cash provided by operating activities to Free Cash Flow (in thousands):

	Three months ended June 30,
	2016	2015
Reconciliation of Free Cash Flow:
Net cash provided by operating activities	$9,307	$7,811
Purchases of property and equipment	(5,586)	(4,769)

Free Cash Flow	$3,721	$3,042

Share-based compensation expense for three months ended June 30, 2016 and 2015 (in thousands):

	Three months ended June 30,
	2016	2015
Cost of revenue	$170	$22
Research and development	372	29
Sales and marketing	973	83
General and administrative	528	709

Total share-based compensation expense	$2,043	$843

Revenue Constant Currency Growth Rate reconciliation (dollars in millions):

	Three months ended June 30,
	2016A	2015A	% Change
Total revenue as reported	$41.5	$33.3	24%
Estimated impact of foreign currency fluctuations			8%
Total revenue constant currency growth rate			32%

Exchange rate for period
USD	1.000	1.000
ZAR	0.067	0.083
GBP	1.434	1.532
AUD	0.746	0.778

Media Contact:

Lona Therrien / Mimecast Limited / (781) 996-5340 / press@mimecast.com

Investor Contact:

Robert Sanders / Mimecast Limited / (781) 996-5340 / investors@mimecast.com